Exhibit 21

Subsidiaries of the Registrant

Listed below are the subsidiaries of the Company and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed).

Name of Subsidiary	Jurisdiction of Incorporation	Securities Ownership

ProteomTech, Inc.	Delaware	100%
First Capital Asia Investments Limited	British Virgin Islands	100%
Guizhou Baite Pharmaceutical Co., Ltd.	China	100%